CONSENT of AUTHOR

TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
U.S. Securities and Exchange Commission
TSX Toronto Stock Exchange
AMEX, American Stock Exchange

Dears Sirs/Mesdames:

"I, Martin Pittuck, C. Eng., M.Sc., MIMMM, am one of the authors of that technical report titled “NI 43101 Technical Report for the Guanajuato Mines Project Guanajuato State Mexico”, dated March 31, 2008 (the "Technical Report"), and I do hereby consent to the filing, with the regulatory authorities referred to above, of the Technical Report and consent to the incorporation of the Technical Report, by reference only, as may be set out in future Annual Information Form’s, 40F SEC document’s, MD&A’s or related disclosure documents of Endeavour Silver Corp.

Dated this 14th day of April, 2008.

/s/ Martin Pittuck

Martin Pittuck, C. Eng., M.Sc., MIMMM,